

16012557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

SEC FILE NUMBER
8- 68006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Destra Capital Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, 48th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Martellaro — 925-736-8450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Boulevard, 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Destra Capital Investments LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


OFFICIAL SEAL
MARINA HARTNETT
Notary Public - State of Illinois
My Commission Expires Dec 4, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Destra Capital Investments LLC
Financial Statements and Supplemental Schedules
For the year ended December 31, 2015

Destra Capital Investments LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

Member
Destra Capital Investments, LLC

We have audited the accompanying statement of financial condition of Destra Capital Investments, LLC (an Illinois limited liability company) (the Company) as of December 31, 2015, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II

and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 29, 2016

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	500,101
Receivables:		
Servicing fee receivable		308,275
Commissions and distribution fees		73,959
Dividends from affiliated funds		1,771
Securities at fair value (cost $117,819)		155,268
Prepaid expenses		133,581
Total assets	$	1,172,955
Liabilities and Member's capital		
Commissions payable	$	171,750
Due to Parent		186,514
Accrued expenses		113,100
Total liabilities		471,364
Contributed capital		455,000
Retained earnings		246,591
Total member's capital		701,591
Total liabilities and member's capital	$	1,172,955

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Operations
For the year ended December 31, 2015

Revenues:		
Account servicing fee	$	5,540,113
Distribution fees		454,261
Commissions		51,781
Other		36,708
Gain and loss on securities, net		(3,089)
Total revenue		6,079,774
Expenses:		
Salaries and employee costs		1,873,909
Commissions		2,294,785
Regulatory fees and expenses		132,252
Information technology		87,666
Professional fees		240,303
Depreciation expense		16,425
General & administrative		73,344
Travel & entertainment		566,463
Rent		77,746
Insurance		38,621
Other		70,141
Total expenses		5,471,655
Net Income	$	608,119

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2015

	Contributed capital	Retained Earnings	Total
Beginning balance at January 1, 2015	$ 455,000	$ 238,472	$ 693,472
Distributions	-	(600,000)	(600,000)
Net income	-	608,119	608,119
Ending balance at December 31, 2014	$ 455,000	$ 246,591	$ 701,591

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 608,119
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain and loss on securities, net	3,089
Dividend reinvestment	(463)
Increase (decrease) in assets:	
Servicing fee receivable	(48,859)
Commissions and distribution fees receivable	(26,008)
Dividends from affiliated funds receivable	3,535
Prepaid expenses	3,541
Increase (decrease) in liabilities:	
Commissions payable	25,091
Due to parent	236,704
Other accrued expenses	91,500
Net cash provided by operating activities	896,249
Cash flows from investing activities:	
Purchase of securities	(15,723)
Sale of Securities	15,723
Net cash provided by investing activities:	0
Cash flows from financing activities:	
Repayment of loan	(104,037)
Distributions	(600,000)
Net cash used in financing activities	(704,037)
Net decrease in cash	192,212
Cash at beginning of the year	307,889
Cash at end of year	$ 500,101

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Securities

Securities represent the Company's investments in mutual funds advised by Destra Capital Advisors, LLC, an affiliate of the Company, and are recorded on a trade date basis. Securities owned are carried at fair value and based upon their published net asset value at the close of business on December 31, 2015.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. These fees are accrued monthly and are based on the average daily assets of the Funds.

Account servicing fees are earned by the Company in its capacity as servicing agent for closed end funds. These fees are based on assets of the funds or on a flat fee basis and are accrued monthly as the service is provided.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash balances is recognized when earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Management has reviewed the Company's tax positions for all open tax years, which include 2012 through 2015, and concluded that as of December 31, 2015, the Company does not have a liability for any unrecognized tax amounts. To the extent the Company incurs interest or penalties, they are included within other expenses in the statement of operations. There were no interest or penalties incurred during the year ended December 31, 2015.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

3. Related Party Transactions

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2015, $2,115,959 of expenses were allocated from the Parent to the Company. At December 31, 2015, the Company owed the Parent $186,514 as a result of the difference between expense allocations and reimbursements.

The Company had an interest-free loan from the majority owner of the Parent, Arrowpoint Asset Management, LLC for the purposes of cash flow. At December 31, 2014, the balance of the loan was $104,037. During 2015, the Company repaid the full amount of the loan.

Arrowpoint Acquisition Vehicle SPC, a private investment fund managed by Arrowpoint Asset Management LLC, and affiliates currently own approximately 79% of the Parent. In 2013 the Company was named the distributor for the Meridian Family of Funds which is advised by Arrowpoint Asset Management LLC. In addition, Meridian appointed the Company as the shareholder servicing agent to the Meridian Funds.

4. Fair Value Measurements

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2015 securities of $155,268 consisted of investments in mutual funds advised by Destra Capital Advisers LLC, an affiliate of the Company. The three mutual funds invest primarily in equity securities and are classified as Level 1 securities.

Investments in mutual funds are stated at fair value based on published net asset values of shares owned by the Company.

5. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2015 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2015 the Company's net capital was $252,918 which was $152,918 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 1.86 to 1.

6. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

7. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 29, 2016, the date the financial statements were available to be issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Destra Capital Investments LLC Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Computation of net capital:	
Totals members' capital	$ 701,591
Deduct:	
Nonallowable assets:	
Servicing fee receivable	256,359
Prepaid expenses and other assets	133,581
Commissions and distribution fees	33,672
Dividends receivable from affiliated funds	1,771
Haircuts on securities positions	23,290
Total deductions	448,673
Net capital	252,918
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	31,424
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 152,918
Aggregate indebtedness - accounts payable and other liabilities	$ 471,364
Ratio of aggregate indebtedness to net capital	1.86

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

The original FOCUS filing showed net capital of	$ 252,918

Destra Capital Investments LLC

Schedule II

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Schedule III

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).



Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Destra Capital Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Destra Capital Investments, LLC (an Illinois limited liability company) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions for the year ended December 31, 2015, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
February 29, 2016

DESTRA CAPITAL INVESTMENTS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Destra Capital Investments, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(1).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Destra Capital Investments, LLC



Dominic Martellaro

CEO

 Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

Member
Destra Capital Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Destra Capital Investments, LLC (the Company) and the U.S. Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries posted to the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which detail the revenues generated from registered investment companies and net gains from investment securities, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules and working papers, which detail the revenues generated from registered investment companies and net gains from investment securities, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 29, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68006 FINRA DEC

DESTRA CAPITAL INVESTMENTS, LLC

ONE NORTH WACKER DR, 48TH FLOOR

CHICAGO, IL 60606-2807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Walter R Costenbader (860) 997-4160

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DESTRA CAPITAL INVESTMENTS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP/CCO
(Title)

Dated the 23 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,079,773
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3,089
Total additions	3,089
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,004,807
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	78,055
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	6,082,862
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)